CVR PARTNERS, LP

2277 Plaza Drive, Suite 500

Sugar Land, Texas 77479

Phone: (281) 207-3200 • Fax: (913) 982-0976

May 11, 2016

Via EDGAR

Justin Dobbie

Legal Branch Chief

Office of Transportation and Leisure

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-211044) (the “Registration Statement”) of CVR Partners, LP, a Delaware limited partnership (the “Registrant”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effectiveness of the above captioned Registration Statement be accelerated so that the Registration Statement will become effective on Friday, May 13, at 4:00 p.m., New York time, or as soon thereafter as practicable. As requested by the staff of the Securities and Exchange Commission (the “Commission”), the Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Commission have any questions or comments, please call E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

(Signature Page Follows)

Very truly yours,

CVR PARTNERS, LP By: CVR GP, LLC, its general partner

By:	/s/ Mark A. Pytosh
Name:	Mark A. Pytosh
Title:	Chief Executive Officer